Exhibit 99.2

MGCC Investment Strategies Inc.

Wendy Zahler
9509 Sherman Road
Chesterland, OH 44026
11/19/2004

Dear Ms. Zahler:

In consideration of your previous and ongoing consulting services for MGCC Investment Strategies, Inc., (the “Company”) and in order to confirm the oral promises that have been made to you by the Company, in addition to the monthly fee($780) that you will be paid by the Company, you shall be granted 800,000 shares of stock in the Company, further, such shares shall be issued to you on or before December 31, 2004, and shall have an agreed value of 0.0001 cents per share, and the Company shall have the right to call upon you for future consulting services through July 2005, with the expectation that you will provide up to twenty hours per week of services to the Company; however, if the National Association of Securities Dealers confirms that the securities of the Company may be quoted on the OTCBB before January 31, 2005, in addition to the quantity of shares listed above, you shall be granted an additional 200,000 shares of stock in the Company, at the value listed above.

Yours very sincerely,

/s/ Rachel Kang
Rachel Kang
President

MGCC Investment Strategies Inc.

7918 Jones Branch Drive, Suite 600, McLean, VA 22102

Tel. 703.918.4926    Fax. 703.918.4927